

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Miles W. McHugh
Executive Vice President and Chief Financial Officer
R. R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, IL 60606

> **Re:** **R. R. Donnelley & Sons Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2011**
> **File No. 001-04694**

Dear Mr. McHugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 9

1. Please confirm that in future filings you will revise the second sentence in your introductory paragraph to your Risk Factors section on page 9 by removing the words "but are not limited to". This section should identify all known material risks and should not reference unknown or immaterial risks.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 26

The Compensation Program, page 28

2. We note your disclosure on page 28 and throughout your Compensation Discussion & Analysis section that that you review companies in your industry and companies of similar or larger size and scope in order to review your compensation program and determine whether it is in keeping with your business strategy and objectives. Please confirm that in future filings you will list the companies to which you benchmark. In this regard, we note your disclosure that the actual number of companies included in the review process was in excess of 77. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director